Exhibit 99.2

C O R P O R A T E P A R T I C I P A N T S

Scott McNeill, Energy Director, Chief Executive Officer and Chief Financial Officer, Switchback Energy

Jim Mutrie, Director, Chief Commercial Officer, General Counsel and Secretary, Switchback Energy

Pasquale Romano, President and Chief Executive Officer, ChargePoint

Rex Jackson, Chief Financial Officer, ChargePoint

P R E S E N T A T I O N

Operator

Ladies and gentlemen, welcome to the Switchback Energy Acquisition Corporation and ChargePoint Investor Call.

At this time, all participants are in a listen-only mode. If anyone should require operator assistance during the conference, please press star, zero on your telephone keypad.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, ChargePoint and Switchback Energy expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and Switchback Energy’s filings with the SEC for a discussion of the risks that can affect the business combination, our business and the business of the combined company after completion of the proposed business combination.

Switchback Energy and ChargePoint are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

I will now turn the call over to Mr. Scott McNeill, Director, CEO and CFO of Switchback Energy. Please go ahead, sir.

Scott McNeill

Good morning and thank you everyone for joining us. This is Scott McNeill of Switchback, and with me today are Jim Mutrie, Director, Chief Commercial Officer, General Counsel and Secretary of the Switchback team, and Pasquale Romano, President and CEO of ChargePoint, and Rex Jackson, CFO of ChargePoint.

First, on behalf of Switchback, we are thrilled to be partnering alongside the ChargePoint team to realize this important milestone for the company. Over the past 13 years, ChargePoint has built the dominant position in the emerging EV charging market and we recognize the pivotal role that ChargePoint will continue to play as EV adoption leads to an estimated $190 billion investment in charging infrastructure by 2030. Equally important, we are totally aligned with ChargePoint’s business model and strategy to expand its charging network across the U.S. and Europe. The company also has a talented and proven management team with a strong track record, building both private and public technology related companies and an experienced public-ready Board of Directors.

Furthermore, ChargePoint has a robust and scalable platform and the largest workforce in the EV charging industry that will continue to drive the company’s innovation and future growth.

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For public investors, we believe this is the best opportunity to invest in and own the megatrend of the electrification of vehicles. With ChargePoint, investors can participate in the rapid growth of EV adoption made possible by the market leader who is ushering in a new era of EV charging.

The combination with Switchback and the growth capital the transaction provides firmly positions ChargePoint to meet the next level of anticipated growth.

I will now turn the call over to my colleague Jim Mutrie, for a few transaction-related points.

Jim Mutrie

Thank you, Scott. I would also like to convey my enthusiasm to partner with ChargePoint, a company I have followed for nearly a decade through my relationship with their largest shareholder, and I have admired as they have built their dominant market position.

Slide 4 provides an overview of the transaction. With the cash from Switchback’s trust account and the $225 million upsize PIPE, we will add approximately $450 million to ChargePoint’s balance sheet after paying off outstanding debt and transaction fees and expenses. Although the demand for the PIPE far exceeded $225 million, ChargePoint limited the upsize to $225 million because of the company’s capital-light business model and strong balance sheet.

The cash proceeds from the transaction will be used to further expand ChargePoint’s business in Europe for ongoing R&D efforts and for ChargePoint as a Service, which Pasquale will describe later.

Scott mentioned ChargePoint’s public-ready Board and the Board is a reflection of the company’s best-in-class investors which include Siemens, Daimler, BMW, CPPIB, Chevron and others. Notably, no existing shareholders are selling any shares in this transaction. They are rolling 100% of their equity. They all believe in the upside of the stock and remain committed partners of the company.

Scott will review valuation later, but at a $2.4 billion enterprise valuation, you will see this is an extremely attractive entry point compared to ChargePoint’s peer group and recent EV related deals.

Finally, before handing off to Pasquale and Rex, I want to say again it is a privilege for Switchback and our sponsor NGP to partner alongside ChargePoint and its team. Pasquale?

Pasquale Romano

Thank you, Jim. Before I begin, I want to thank everyone for joining the call today. This has been a fantastic journey and we’re all very appreciative of the help and support we received along the way.

In terms of my background, I’m an engineer by trade. I have spent my career focused on early markets in technology, both as a founder of companies with successful exits and an executive in later stage companies.

I joined ChargePoint nearly 10 years ago because the science was clear that large battery electric vehicles would win and the addressable market was enormous.

Rex, please introduce yourself.

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Rex Jackson

Thank you, Pat.

I’m Rex Jackson, CFO of ChargePoint. I’ve held CFO and General Counsel roles at public and private companies for the last 29 years. I joined ChargePoint two years ago to help the company scale through the next phase of growth.

Pasquale Romano

At ChargePoint, we have not only created the new fueling network for electric mobility, we’ve created a category for the EV industry.

Thirteen years ago, our vision was that all people and goods could move around the planet on electricity, doing away with the compromises associated with liquid fuels. Since then, every major automaker has committed to electrification.

With ChargePoint, you don’t have to bet on choosing the next winning EV brand because we charge it all, both passenger cars and fleet vehicles. We’re an index for the basket of all the auto brands in the markets that are adopting electrification.

The electrification of mobility is happening at record rates and that presents a huge addressable market for us. Vehicles spend the majority of their lives parked. Every business that has parking places is a potential ChargePoint customer, in North America and Europe.

We sell businesses everything they need to electrify their parking spaces, hardware in the form of charging stations, software subscriptions that connect them to a network and associated services. We don’t monetize energy or drivers, we let our customers to do that, and we only sell our hardware in conjunction with our software subscriptions.

Since our customers purchase and install our EV charging stations, our business model scales the creation of large networks of charging infrastructure in a capital light way.

ChargePoint offers a tremendous investment opportunity. Bloomberg New Energy Finance estimates that by 2030 EVs will be nearly 29% of vehicles sold and the charging infrastructure category will be $190 billion in our markets.

Our growth is attached to rising EV penetration, and we have a complete and vertically integrated product portfolio wrapped with all the turnkey support services required.

Our differentiation has been fueled by a significant amount of capital raised from high quality investors. This has powered R&D and a go-to-market engine for over a decade. We identified a winning business model 13 years ago and it has garnered us over 4,000 customers to date.

We need minimal Capex to scale. Our recurring revenue streams and new sales attached to future EV penetration will continue to provide strong financial visibility.

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Revenue grew 60% year-over-year in 2019. We are projecting similar growth ahead with a 60% CAGR from 2021 to 2026. Given the size of the addressable market, we have a unique opportunity for outsized growth for many years to come.

Consumers have spoken and large battery EVs are winning the day, but fueling an EV is different than what you’re used to. For as long as we can remember, we’ve driven around until the little yellow light comes on. However, the new fueling paradigm is markedly different.

Let’s start with the fact that a vehicle spends 96% of its life parked, which means EV fueling happens while parked, where drivers live, work and play. We refer to this as top-up behavior.

There are two components to the ChargePoint revenue model. The first is the revenue generated by the incremental sales of charging to electrify additional parking spaces to support the increased fueling demand driven by new EV sales.

The second component of our revenue is the recurring subscription payments generated from the installed base of our activated charging ports.

We are not the only industry to see the undisputed reality of electrification. Multiple sectors are committing to electric drive, including high tech, transit network companies, automotive OEMs, electric utilities, oil and gas companies, and fleets. Based on our proven model, many choose us as their charging platform partner.

We are an index for the electrification of mobility, and our revenues are proportional to EV penetration. We have more than 10 years of history on this. There are additional tailwinds propelling us, including fossil fuel bans, looming transit electrification dates, utility incentive programs, and more.

So, how did we get to where we are today? We got our start long before you could buy an EV at a dealership. Since 2007, we have been disciplined stewards of capital. For the first five years, we operated in the United States, focusing on Level 2 charging for workplace, retail and hospitality businesses. We established a core business and refined the operating model. With 116,000 EVs on the road during that period, we sold nearly 2,000 ports in the U.S.

From 2013 to 2016 we expanded into Canada, added DC fast charging, and added our Assure support products which includes parts and labor warranty program; layered on new Commercial verticals including commercial properties, education, fueling and convenience stores; added Fleet, including sales fleets, service fleets and motorpools; added Residential, including single family and multifamily homes; and with EVs climbing to 1.2 million on the road in this period, we sold 36,000 ports.

From 2017 to today, ChargePoint has expanded into 16 European markets, added subsegments in Fleet for delivery, logistics and shared mobility with more comprehensive solutions and design/build services. With 3.4 million EVs on the road today, we have sold 114,000 ports to date, and going forward we plan to accelerate new products, invest more in Marketing and Sales, and expand our European footprint.

Both our business model and investment level are unique. We sell charging to businesses; our customers own the parking lot and the gear. We’re not in the business of owning charging sites or selling drivers subscriptions. Our capital is used for product development, go-to-market execution and policy to shape a healthy industry.

Our model generates significant network effects. We see drivers preferring us because of our network reach, reliability and innovative features. The superior experience we offer makes us a preferred partner by our Commercial customers, whom we refer to as site hosts.

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We sell hardware, recurring software subscriptions and services in three lines of business. Our Commercial customers already have parking, at offices, medical complexes, schools, shopping centers, recreation centers and more, and the world’s top brands see electrifying these assets as essential and aligned with their goals. They choose us for superior hardware, subscription software and support and warranty services that deliver a high-quality charging experience to their tenants, customers and employees.

In addition to the traditional model of buying the charging station up front and subsequently paying for subscription services, our customers can opt to add the charging station to the subscription payment via the ChargePoint as a Service product.

Our Fleet customers count on us to help them manage the rapid transition to battery electric fueling from internal combustion engine-powered vehicles. This segments into delivery, logistics, motorpool, transit and shared mobility. We provide the charging hardware, subscription software, professional services, support, monitoring, parts and labor warranty, all needed to run a single electric pilot or a set of fully electrified depots at scale.

Our Residential customers are often drivers living in single family homes. They choose our award-winning home charger together with a lifetime Cloud subscription alongside integrations to utility plans and personal assistants to manage use.

For drivers in multifamily properties, such as apartments and condos, we provide property managers a turnkey, direct-billed service offering for their tenants. Both enjoy 24/7 support in multiple languages.

The reasons Commercial customers buy are as varied as their business models: reducing expenses, generating income, attracting people to their brand, attracting and retaining employees, or achieving environmental or sustainability targets are among the many reasons. Fleet operators have many reasons to adopt electric drive as well; these include reducing total operating costs and complying with government sustainability mandates. Drivers rely on the convenience and efficiency of fueling up where they sleep, and seeing all their charging activity and expenses at home and away from home, in one app.

This one product portfolio is deployed globally across two continents, three business lines, and many verticals, giving us significant operating leverage.

For 13 years, we have been perfecting our winning formula that combines high quality hardware with a 100% attached software subscription and what we believe is the most comprehensive support and parts and labor warranty on the market. This unique approach creates significant network effects and when combined with our first-mover advantage, fosters long-term customer loyalty.

Our quality generates high driver satisfaction and keeps site hosts coming back for more. This creates a virtual cycle of brand awareness, recurring software as a service revenue and meaningful charging footprint growth with existing customers, all supported by rising EV penetration.

Let’s talk about our products in more detail. We have the best network in the business; it is sold as a recurring software subscription that accompanies 100% of our hardware sales. Our hardware portfolio includes solutions for every use case and is designed from the ground up with the software subscription in mind. It delivers our differentiated features and high efficiency in power and footprint with a modular and scalable architecture that is created for high availability, easy expansion and serviceability.

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Thanks to product vision and R&D execution, ChargePoint is a recognized leader in powering the charging scale needed to accommodate both the rapid penetration of EVs and the growing expectations of businesses and drivers.

Our network, sold as a software subscription, enables site hosts to control who uses the stations; adjust the rate at which vehicles are being charged to match the natural parking duration of the site; allow multiple EVs to share power; queue drivers in line when the ports are taken; determine when stations are available; track energy dispensed, and much, much more

For drivers, the network means they can find and access public charging stations via our mobile app; they can roam across networks using their ChargePoint account; they benefit from preferential pricing and loyalty programs; they can track their environmental savings, and much, much more.

Our software integrations put us front and center across mobility scenarios: in-vehicle infotainment systems, consumer apps, today’s preferred payment systems, mapping tools such as Google and Apple Maps, personal assistants like Alexa and fleet fuel cards. We also enable a great driver experience with network roaming.

We have over 4,000 business customers using our products to provide charging services in their parking lots. They are from a highly diversified set of industries. These include commercial properties, healthcare, delivery fleets, convenience stores, airports, parking operators and many more. Charging spots at these independent businesses are seamlessly integrated into one platform available to the driver.

We have a sophisticated marketing and sales engine. We have the scale to reach the business first, and we benefit when those customers increase their charging footprint as EV adoption rises.

Our solutions are available with customizable video and signage options for customers who want to promote their brand.

Winning new logos leads to account expansion. A typical customer who invests initially in the first year will expand charging in subsequent years. We grow with customers over time as EV penetration rises.

Using a seven-year period as the analysis window, half of the revenue generated by a single port of charging is annual subscription revenue, with the balance being the upfront hardware investment. ChargePoint as a Service is an alternative purchase option that bundles the hardware into the annual subscription payment. There’s no upfront.

In North America, where our business is most established, we have a strong position in the market in networked Level 2 charging. We entered Europe more recently and now operate in 16 markets. The European market is experiencing significant growth, thanks to the converging forces of consumer preference, wide EV model availability, and aggressive climate and transportation policies. We have partnerships with vehicle leasing solution providers, which happens to be the largest estimated source of EV adoption, energy retailers, channel and roaming partners.

Our more than 750 ChargePointers, inspired by our visionary founders, are applying their deep category and technical experience to help the world shift to electric drive. Our Senior Management Team hails from leading public companies and venture-funded start-ups. They have successfully scaled mass market businesses and, collectively, have nearly 30 years of EV charging experience.

We have a strong Board of Directors comprised of leaders from the technology, automotive and energy sectors.

Now I’ll turn it over to Rex to share more on our financial models.

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Rex Jackson

Thank you, Pat. As Pat indicated earlier, port growth in our core North American Commercial business has been closely correlated to passenger EV sales over the past nine years. Here we show port growth across our three main business lines of North America Commercial, EU Commercial and Fleet. In Commercial, we believe the historical correlation will continue in North America and be replicated in the EU over time, factored by lower initial but then steadily increasing market share.

Fleet becomes a significant driver of our growth in the next several years. All industry growth estimates are tied to an external resource, Bloomberg NEF, which is adjusted slightly down in the near term. The port growth translates, as you can see, to comparable revenue growth.

One thing to note is that 2020 revenue is expected to dip due to the slowdown in EV sales caused by COVID-19. We’ve been pleased to see resilience in our business this year despite COVID, which is due to the fact that we play across multiple geos and all verticals.

Here we provide revenue by vertical, type and geography. North America Commercial remains fundamentally strong and has been supplemented by growth in EU Commercial and significant penetration in Fleet as that sector evolves.

As I mentioned a moment ago, our geographical and solution breadth has provided good resilience this year and we expect this to be key to our success going forward as EV vehicle sales expand.

In terms of breakdown by revenue type, at a high level revenue is approximately 80% network charging stations and 20% recurring software and warranty. Given we expect to continue rapid growth in the networked station side, this breakdown should be fairly steady in its short term and trend over time towards 70/30.

Twenty-seventeen gross margin of 38% reflected the performance of our North America Commercial business, which was entirely AC, and continues to be a strong contributor to margin. Over the next two years, gross margin was impacted by three factors, all tied to key business and expansion decisions.

First, we recognized we needed to add DC fast charging to our portfolio. To get faster entry to market, we white labeled a third-party DC product which depressed margin. As part of our DC strategy and our launch in the European market, we also entered into an aggressively priced relationship with a large EU fast-charge network customer.

Secondly, we launched our own DC product in early 2019. Low initial volume, design evolutions, in-house manufacturing and a series of one-time charges impacted gross margin.

Third, again as part of our European launch in 2018, we also white labeled an AC product for the EU necessary due to different requirements in that market.

We are now 100% on our own DC platform, optimizing our supply chain and moving to contract manufacturing. Next year, we’ll also be 100% on our own AC products in Europe with a new global platform launch. As you can see, gross margin is improving as we expect with Q1 this year at 20%, and Q2 with a year-end target of 24%, both notwithstanding lighter absorption due to COVID.

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Next, regarding operating expenses, as you can see, we expect significant operating leverage over time. R&D is front loaded as we focus on evolving our DC platform generally, particularly towards Fleet, over the next 18 months, and drive to the release of our next generation AC platform next year.

Those marketing investments will continue to be significant as we focus on winning customers up front as part of our land and expand strategy.

All three lines land had solid percentages versus benchmarks.

Finally, we bring the prior financial slides together here into a multiyear financial model summary. The key additional thing to note here is that we expect to have our first quarter of full-company Adjusted EBITDA positive performance by the end of calendar 2023, and to be Adjusted EBITDA positive for calendar 2024 with good leverage thereafter.

Thank you and I’ll turn it over to our partners at Switchback.

Jim Mutrie

Thank you, Rex.

Scott and I will move quickly through the remaining slides and hit the highlights. Turning to Slide 33 post transaction, ChargePoint will be completely debt-free and have pro forma approximately $650 million of cash. This will create a total equity value of a little over $3 billion or $2.4 billion enterprise valuation after netting down the cash on the balance sheet.

As I mentioned earlier, ChargePoint’s shareholders are rolling 100% of their equity and will hold approximately 80% of the pro forma equity. Switchback shareholders will own about 10%, PIPE investors approximately 7%, and Switchback’s sponsor 2%.

Now I will hand it over to Scott.

Scott McNeill

Thanks, Jim. Turning to Page 34, there is not a standalone, direct public comparable in the EV charging space, so we compared ChargePoint to companies that have similar businesses or business models and where each have large total addressable markets, have similar growth rates and margins, and that all are being propelled by similar megatrends in EV or ESG.

The first comp is Tesla, which covers the entire spectrum of the EV ecosystem. The next group of comps are Peloton and Alarm.com, which are software powered subscription based models and each have recurring high margin revenues driven by hardware sales and growing subscriber revenues. The final comp grouping is the solar tech companies Enphase and SolarEdge which also have enormous total addressable markets and comparable margins and growth rates to ChargePoint. We also listed in the appendix a comp analysis with ChargePoint compared to select recent EV related transactions.

Turning to Page 35, this is a discounted future enterprise value calculation. On the far left, we applied the comps one-year forward EV to revenue multiple of 4 to 9 times, which calculates an $8 billion to $18 billion enterprise value for ChargePoint. We discounted that value back to today at a 15% discount rate and arrived at a $4 billion to $9 billion enterprise valuation range, or a 180% premium at a midpoint valuation to our $2.4 billion transaction value.

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On Page 36, we have included operational benchmarking metrics and ChargePoint compares favorably to its comps with mid-40% revenue growth rate in ’25 and ’26, compared to a current forward growth rate of 36% for the comp group.

On gross margins, ChargePoint also compares favorably at low-40s gross margins compared to the peer group average of upper 30s.

Finally, on EBITDA, margins are growing nicely as scale increases to the high teens in ’26 and beginning to approach the comp group forward average.

Now, turning to Page 37, I won’t go through each valuation metric in detail, but you can see that across EV to revenue, EV to revenue to growth, and EV to EBITDA valuation multiples that ChargePoint in ’25 and ’26 compares favorably to the comp group’s forward multiples.

To sum it up, looking across the board at discounted enterprise valuation, the comparable multiples, as well as the recent EV transactions we listed in the appendix, ChargePoint’s valuation is compelling at our $2.4 billion transaction value.

I will now turn it back over to Jim. Jim?

Jim Mutrie

Thank you, Scott.

To wrap up, from Switchback’s perspective, this transaction hits all of our investment objectives. It is an exciting growth story with a huge runway ahead of it. ChargePoint is a market leader supported by a fully integrated software, hardware and services platform. There are enormous tailwinds pushing EV adoption and ChargePoint is the established EV charging leader with blue chip customers and current revenues, and a proven and de-risked business plan.

In conclusion, it is a privilege for Switchback to partner with ChargePoint and its team on this important milestone for ChargePoint as it becomes a public company.

Operator

Thank you, Jim. Ladies and gentlemen, that concludes our investor call today. Thank you for tuning in.

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